May 6, 2008

Alberta Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers
Toronto Stock Exchange
NASDAQ Stock Exchange

Dear Sirs:

Subject:     Zi Corporation (the "Corporation")

We hereby confirm the following materials were sent by prepaid first class mail on May 2, 2008 to the registered holders of Common shares of the Corporation.

1.         Annual Report 2007
2.         Notice of Annual Meeting / Management Information Circular
3.         Instrument of Proxy
4.         2008 NI 51-102 Request Form
5.         Proxy Return Envelope

We further confirm that copies of items #2- #4 of the above-noted materials were sent by courier on May 2, 2008 to each intermediary holding Common shares of the Corporation, who responded to the search procedures pursuant to Canadian Securites Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are filing this material with you in our capacity as agent for the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

signed "Michelle Chow"

Michelle Chow
Corporate Administrator
Corporate & Shareholder Services
Direct Dial: (403) 261-6105
HEAD OFFICE: 2300, 125 - 9th Avenue SE, Calgary, AB T2G 0P6 (403) 261-0900
460 Sun Life Place, 10123 - 99th Street, Edmonton, AB T5J 3H1 (780) 702-1270
1900, 925 West Georgia Street, Vancouver BC V6C 3L2 (604) 484-8637